July 25, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010
Attention:     John Hartz
                     Senior Assistant Chief Accountant

Re:	Metalico, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-32453

Dear Mr. Hartz:
               Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of June 29, 2007 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006 (the “2006 10-K”). The following information is submitted in response to your numbered comments.
General
1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
               The Company will comply with the Commission’s requests in its responses.
Financial Statements
Note 3. Inventories, page F-16
2.	Please present work-in-process goods separately from finished goods. See Rule 5-02(6) of Regulation S-X.
               Inventories as of December 31, 2006 and 2005 presented as requested were as follows:

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2007

	(Dollars in Thousands)
	December 31,	December 31,
	2006	2005
Raw materials	$4,793	$4,235
Finished goods	5,005	3,655
Work in progress	3,793	1,478
Ferrous scrap metal	1,722	2,498
Non-ferrous scrap metal	5,176	4,407

	$20,489	$16,273

               The Company will comply with the Commission’s request with respect to inventories in its future filings.
Note 17. Other Commitments and Contingencies, page F-32
Beacon Energy Corp. (fka AgriFuel Co.) Repurchase Obligations, page F-32
3.	You indicate that at December 31, 2006, you did not record any derivative liability with respect to this repurchase obligation due to the broad description and low burden to comply with the public trading requirement described in the subscription agreement. Please provide us with a more comprehensive description of the amended and restated subscription and shareholder agreement. Explain to us in better terms how a public trading event is defined and your exact obligations in order to prevent the right of repurchase. Tell us the total obligation in both a total cash option and total share option (number of Metalico shares) as of December 31, 2006 and March 31, 2007, were the option exercisable as of those dates. Tell us whether the number of authorized common shares would be adequate to settle such obligation on those dates.

Provide us with a comprehensive analysis, with reference to accounting literature, that supports your view that “the broad description and low burden to comply” allows you to avoid recording the value of the option as a liability at each reporting date. Please refer to SFAS 150, EITF 00-19 and SFAS 133, as appropriate in your response.

With a view towards future disclosures, explain to us your plans in regard to this option in the near future and please file a copy of the agreement as an exhibit.
               The Company hereby advises the Staff on a supplemental basis as follows. The Amended and Restated Stock Subscription Agreement and Stockholder Agreement dated November 30, 2006 (the “Stockholder Agreement”) sets forth the terms and conditions under which the investors named in the Stockholder Agreement (the “Purchasers”) purchased stock in Beacon Energy Corp., a Delaware corporation fka AgriFuel Co. (“Beacon”). The Company

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2007

currently owns approximately 50.6% of Beacon’s outstanding common stock. Under the terms of the Stockholder Agreement, the Purchasers were granted a right to sell their respective holdings in Beacon to the Company on the following terms:
     Unless a “Public Trading Event” (as hereinafter defined) has occurred on or before November 30, 2007, each Purchaser shall have the right as of December 1, 2007, upon thirty (30) days written notice (a “Sale Notice”) to Metalico, to require Metalico to purchase all or a portion of the securities of such Purchaser acquired pursuant to the Stockholder Agreement for consideration equal to, at the option of such Purchaser, either:
     (a) cash in an amount equal to twice the portion of such Purchaser’s capital contribution allocable to the securities subject to such sale, or
     (b) common stock of Metalico, at a per-share price equal to the closing price for Metalico’s common stock on the American Stock Exchange on the date such Purchaser’s capital contribution was made, for the portion of such Purchaser’s capital contribution allocable to the securities subject to such sale.
A Purchaser may in its discretion allocate any such sale of all or a portion of its securities between the two options described in subparagraphs (a) and (b) above. Each Purchaser’s right to deliver a Sale Notice and to compel a sale terminates as of the close of business on December 31, 2007.
        Under the Stockholder Agreement, a “Public Trading Event” means the filing of an appropriate application and required supporting materials with any national securities exchange or listing service providing a platform for public trading in Beacon’s common stock, expressly including without limitation the American Stock Exchange, the NASDAQ stock market, the OTC Bulletin Board, the Pink Sheets trading system, or any similar trading provider (each a “Trading Platform”). Beacon has agreed to use its best efforts to cause a Public Trading Event to occur on or before November 30, 2007. The Company has agreed to use its best efforts to seek the authorization of its Board of Directors, to the extent necessary, to cause or permit any actions by Beacon necessary or appropriate to achieve a Public Trading Event and the effectiveness of any listing, provided that nothing in the governing provisions of the Stockholder Agreement shall be deemed to obligate the Company to perform any act in violation of applicable law or regulation.
        The Company considers the occurrence of a “Public Trading Event” to be a low burden that is highly likely to occur. The Company’s obligations with respect to the repurchase obligation are extinguished upon the mere filing of an application and appropriate supporting materials with a variety of Trading Platforms, including the OTC Bulletin Board and the Pink Sheets trading system. The application procedures for certain Trading Platforms can be completed promptly without burdensome additional requirements. For example, a filing with the

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2007

Pink Sheets trading system requires only the submission of a Form 211 with the NASD OTC Compliance Unit by a broker or dealer on behalf of the issuer. Beacon has prepared or is preparing any required supporting materials. An independent audit of Beacon’s financial statements is currently in progress and is expected to be completed in a timely manner.
          The Company’s total potential obligation in respect of a potential Beacon repurchase as of December 31, 2006 was $12,212,500 in cash or 1,293,709 shares of the Company’s common stock and as of March 31, 2007 was $12,662,500 in cash or 1,338,793 shares of the Company’s common stock. The respective amounts were fixed as of the dates that Purchasers made their capital contributions to Beacon and will not vary according to the date or dates of any Sale Notice. The increase as of March 31, 2007 over December 31, 2006 reflects the addition of capital contributions funded in January 2007. The number of shares of the Company’s common stock available for issuance to satisfy the Company’s obligations, if required, has at all times been adequate to settle such obligations.
          The Company will add disclosure similar to the above in future filings to the extent necessary.
          Management has determined that SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” does not apply to this situation. The shares to which the repurchase provision applies are not equity of the Company; they are equity of the subsidiary which is shown as a minority interest in the Company’s financial statements. EITF-00-19 “Determination of Whether Share Settlement is Within the Control of the Issuer for Purposes of Applying issue no. 96-13, ‘Accounting for Derivative Financial Instruments Indexed to, and potentially Settled in, a Company’s Own Stock’” and SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” was addressed by Management. Management determined the instrument to be a derivative and also determined the derivative should be treated as a liability which would be adjusted to fair value at the inception of the instrument and changes in fair value would be a charge to earnings as the contract gives the counterparty a choice of payment between cash and shares upon exercise. At inception, the Company deemed the fair value of the derivative as minimal due to the high probability of compliance with the “Public Trading Event” requirement. The Company will continue to assess the fair value at future reporting dates and adjust it accordingly.
          The Company is exploring the most efficient and feasible methods of satisfying the “Public Trading Event” requirement and intends to make a “Public Trading Event” occur before the applicable deadline. A copy of the Stockholder Agreement will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2007.

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2007

Pending Litigation, page F-34
4.	With a view towards future disclosures, please tell us the range of reasonably possible additional losses associated with the GSR, GCR and NIMCO contingencies, or if such amounts cannot be estimated, please explain. See SFAS 5, paragraph 10.
               The Company hereby advises the Staff on a supplemental basis that it is not aware of and does not anticipate any additional losses associated with our General Smelting & Refining, Inc. subsidiary (“GSR”) or our Gulf Coast Recycling, Inc. subsidiary (“GCR”) not already included in the Company’s financial statements included in its 2006 10-K. GSR has substantially completed environmental remediation of its site in College Grove, Tennessee pursuant to work plans approved by the Tennessee Department of Environment and Conservation. GCR’s remediation of a site in Seffner, Florida under two settlement agreements with the U.S. Environmental Protection Agency is at this time on schedule and within budget. Future costs of maintenance and response for both sites are stated in the 2006 10-K. Neither GSR nor GCR maintains an operating business at this time. In addition, the Company has disclosed in its 2006 10-K the claims currently made by the parties to the NIMCO litigation and does not believe any amounts are required to be accrued for at this time. A range of possible additional losses cannot be determined at this time. When ranges of reasonably possible losses can be estimated they will be disclosed in future filings, or a statement that they cannot be estimated will be included.
Exhibits 31.1 and 31.2
5.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13-14(a) also include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
               The Company hereby advises the Staff that it will comply with the Commission’s requests with respect to Exhibits 31.1 and 31.2 in its future filings.
               The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
July 25, 2007

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,
/s/ Eric W. Finlayson

Eric W. Finlayson Senior Vice President and Chief Financial Officer